

22004704

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-69801

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____
                                            MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Umergence LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1006 S. Main St.
(No. and Street)

| Plantsville | CT | 06479 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffrey Ciarcia | 860-838-3332 | jeff@umergence.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies
(Name – if individual, state last, first, and middle name)

| 4 Corporate Drive | Shelton | CT | 06484 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 127 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, _Jeffrey Ciarcia_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Umergence LLC_, as of _December 31_, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ C F O _____

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Report of Independent Registered Public Accounting Firm**

To the Member of
Umergence, LLC
Plantsville, Connecticut

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Umergence, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Umergence, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of Umergence, LLC's management. Our responsibility is to express an opinion on the Umergence, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Umergence, LLC in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

***Opinion on Supporting Schedules***

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEC") have been subjected to audit procedures performed in conjunction with the audit of the Umergence, LLC's financial statements. The supporting schedules are the responsibility of the Umergence, LLC's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*PKF O'Connor Davies, LLP*

We have served as Umergence, LLC's auditor since 2017.

March 25, 2022



## Statement of Financial Condition
## December 31, 2021

**Assets**

| | |
|---|---|
| Cash | $353,701 |
| Accounts Receivable | 643,241 |
| Prepaid Expenses and Other | 26,369 |
| Total Assets | $1,023,311 |

**Liabilities & Member's Equity**

| | |
|---|---|
| Accounts Payable | $5,609 |
| Commissions Payable | 571,508 |
| Total Liabilities | $577,117 |
| | |
| **Member's Equity** | $446,194 |
| | |
| **Total Liabilities and Member's Equity** | $1,023,311 |

*See notes to financial statements.*



# Notes to Financial Statements
## Year Ended December 31, 2021

### 1. Description of Company and Summary of Significant Accounting Policies

**Description of Company**

Umergence LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Authority (FINRA) effective as of September 19, 2017. The Company was formed under the laws of the State of Delaware in 2015 and registered under the laws of the State of Connecticut in 2016. The Company was formed to handle specific transactions subject to SEC oversight. The Company acts as an intermediary in transactions involving the offering or sale of securities through Securities Act exemptions relating to private placements through Regulation D, in addition to offerings made utilizing Regulation A and Regulation Crowdfunding. The company also provides accredited and qualified institutional investor referrals to issuers raising capital through Regulation D private placements.

The Company is wholly owned by Umergence Holdings LLC (the "Parent" or "Holdings"). The Company has historically funded operations with capital contributions from its Parent.

**Significant Accounting Policies**

***Method of Accounting*** – The Company utilizes the accrual method of accounting for financial reporting.

***Revenue Recognition*** – FASB Accounting Standards Codification (ASC) 606 provides that "the objective of the disclosure requirements in ASC 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers." The standard further indicates that revenue must be disaggregated according to the timing of transfer of goods and services (e.g., at a point in time or over time), and that the Company, disclose qualitative information about factors affecting the nature, amount, timing and uncertainty of revenue and cash flows.

With respect to the above-mentioned guidelines, the Company acts as a placement agent for business entities that want to raise funds through a sale of securities. Revenues are



earned from success fees that include other fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied.

The Company also earns other fees in accordance with some placement or other contractual agreements. These fees consist of advisory services whereby the Company may receive retainers in advance of the transaction closing or are paid without a corresponding success fee. In these instances, revenue is recognized over time as the performance obligations and benefits are simultaneously provided by the Company and consumed by the customer, respectively.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from some customers prior to recognizing revenue reflect contract liabilities. At December 31, 2021, there were no contract liabilities.

*Cash* – The Company maintains cash in bank deposit accounts which at times may exceed FDIC insured limits. The Company does not believe it's exposed to significant credit risk.

*Accounts Receivable* – Accounts receivable are recorded at the invoiced amount. With respect to certain client engagements, accounts receivable may be comprised of short and/or long-term receivables paid by installments timed in accordance with the terms of their respective agreements. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's clients' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. As of December 31, 2021, no allowance was deemed necessary.

*Taxes* – The Company's items of income, loss, credits, and deductions are not taxed within the Company but are reported on the income tax returns of Holdings for federal and state tax purposes. The results of the company are included in the consolidated tax return of Holdings.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the



recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing.

*Estimates and Assumptions* – Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates.

**2.    Accounts Receivable and Commissions Payable**

The Company has an agreement with representatives for the payment of commissions in connection with success fees earned and receivable in installments. The Company and the representatives have agreed that these fees are due to the representatives only upon receipt by the Company. As of December 31, 2021, the following balances were:

|  | Accounts Receivable | Commissions Payable | Commissions Net |
|---|---|---|---|
| Less than 12 months | $595,591 | $529,814 | $65,777 |
| More than 12 months | 47,650 | 41,694 | 5,956 |
|  | 643,241 | 571,508 | 71,733 |

As of December 31, 2021, the Company's receivables balance due from one client and contractually stipulated to be due over quarterly installments included $251,150 through February 2023.

**3.    Related Party Transactions**

The Parent has agreed to provide the Company with the benefit and use of shared expenses without making the Company directly or indirectly liable to Parent for any cost related to shared expenses. The shared expenses include office, facilities, and administrative support.

**4.    Net Capital and Other Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On



December 31, 2021, the Company had net capital of $348,053 this exceeded its minimum requirement of $36,112 by $311,942. The Company's aggregate indebtedness to net capital ratio was 1.54 to 1, and within the allowable ratio of no greater than 15 to 1.

## 5. Concentrations

*Receivables and Revenue* – During the year ended December 31, 2021, the Company earned approximately 37% of its revenue from two clients. As of December 31, 2021, $40,000 of the accounts receivable is owed from one of these clients.

## 6. Subsequent Events

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which is March 25, 2022. No event has been identified that would require disclosure.

## 7. Commitments and Contingencies

For the year ended December 31, 2021 there were no commitments or contingencies that would require disclosure.